

April 7, 2017

Mr. John J. Stephens
Senior Executive Vice President
  and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

>   **Re: AT&T Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed February 17, 2017**
>   **File No. 001-08610**

Dear Mr. Stephens:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 13

Supplemental Operating Information, page 14

1.   As the financial measures included in this presentation combine the results of one reportable segment with portions of another reportable segment, they are not presented in accordance with ASC 280 and as a result these financial measures are non-GAAP measures. Accordingly, please revise your disclosure herein and in your earnings release to comply with Item 10(e) of Regulation S-K. Please provide us with your proposed disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications